UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12B-25 NOTIFICATION OF LATE FILING

(Check One) [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CAR
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20F [ ] Transition Report on Form 11K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
For Period Ended:	June 30, 2008

For the Transition Period:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Anticus International Corporation
Full Name of Registrant
Former Name If Applicable
1155 Rene-Levesque, Suite 2500
Address of Principle Executive Office (Street and Number)
Montreal, Quebec, Canada H3B 2K4
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F, Form11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on
[X]		or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form
10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has received financial statements from the auditing accountant, but did not receive the financial statements with sufficient time for review and preparation of the required Form 10-K document to complete the filing on the prescribed due date. The company expects to file on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

1) Name and telephone number of persons to contact in regard to this notification.

Daniel Trudeau

(Name)

(514)	992-1391

(Area Code)	(Telephone Number)

2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

ANTICUS INTERNATIONAL CORPORATION (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2008	By: \s\	Daniel Trudeau, President

Daniel Trudeau, President